Exhibit 99.7

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), UNDER THE LAWS OF THE CAYMAN ISLANDS, OR UNDER ANY OTHER SECURITIES LAWS. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND OTHER APPLICABLE SECURITIES LAWS OR PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. HOLDER SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

WARRANT TO PURCHASE ORDINARY SHARES
OF
AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

This Warrant (the “Warrant”), dated as of _____________, 2022 (the “Effective Date”), is issued to Australia Wanda International Company Limited (the “Holder”), by Aesthetic Medical International Holdings Group Limited, an exempted company with limited liability organized and existing under the laws of the Cayman Islands (the “Company”).

1.	Purchase of Shares.

The Company hereby grants the Holder the right to purchase from the Company at any time or from time to time after the Effective Date and until the second (2nd) anniversary of the Effective Date, 6,423,983 Ordinary Shares (as defined in the Restated Articles) of the Company (the “Warrant Shares”), subject to adjustment and change as provided herein and the Fourth Amended and Restated Memorandum of Association of the Company, as amended and/or restated from time to time (the “Restated Articles”).

2.	Exercise Price.

The per share purchase price for the Warrant Shares (the “Exercise Price”) shall be USD Equivalent (as of the Effective Date) of RMB4.67 per ordinary share, as adjusted from time to time as provided herein and the Restated Articles.

For the purposes of this Warrant, “USD Equivalent” means the amount of USD calculated based on the central parity rate of RMB against USD announced by the People’s Bank of China one day prior to the Effective Date (it being understood that if such date is not a business day, the business day immediately before such date).

3.	Exercise Period.

This Warrant shall be exercisable at any time after the Effective Date and until the second (2nd) anniversary of the Effective Date.

4.	Reservation of Shares.

The Company shall at all times reserve and keep available for issuance and delivery upon exercise of this Warrant such number of Ordinary Shares, and for issuance and delivery upon conversion of the Warrant Shares, such number of Ordinary Shares of the Company. All such shares shall be duly authorized, and when issued upon such exercise or conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions, other than those restrictions imposed by the Act or this Warrant or, the Restated Articles, or the shareholders agreement of the Company (as applicable).

5.	Method of Exercise.

5.1              While this Warrant remains outstanding and exercisable in accordance with Section 1 above, the Holder may at any time exercise in whole or in part the purchase rights evidenced hereby with respect to the Warrant Shares (but not a fraction of a share) pursuant to the terms and conditions hereunder.

5.2              The Company agrees that the Warrant Shares to be purchased pursuant to this Warrant shall be deemed to be issued as of the close of business on the date on which this Warrant shall have been exercised, provided that the Exercise Price is fully paid or deemed fully paid. Such exercise shall be effected by the delivery of the Warrant, together with a duly executed copy of Notice of Exercise in the form attached hereto as Exhibit I, to the Company.

6.	Actions to Be Taken by Company upon Exercise of Warrant.

Upon the exercise of the purchase rights evidenced by this Warrant pursuant to Section 4 above, the Company shall deliver to the Holder a copy of the register of members of the Company reflecting the issued Warrant Shares hereunder, duly certified by the provider of the registered office of the Company, and shall issue one or more certificates for the number of the Warrant Shares as soon as practicable thereafter (with appropriate restrictive legends, if applicable).

7.	Adjustment of Exercise Price and Number of Shares.

The number of Ordinary Shares (or any shares or other securities at the time issuable upon exercise of this Warrant) purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

7.1              Adjustment for Share Dividends, Subdivisions, Combinations or Consolidations of Ordinary Shares. In the event the outstanding Ordinary Shares shall be (i) subdivided (by share dividend, share split, or otherwise), into a greater number of Ordinary Shares; or (ii) shall be combined or consolidated, by reclassification or otherwise into a lesser number of Ordinary shares, the Exercise Price of this Warrant and the number of Warrant Shares issuable upon exercise of this Warrant (or any shares or other securities at the time issuable upon exercise of this Warrant) then in effect shall, concurrently with the effectiveness of such subdivision or combination, be proportionately increased or decreased. Any adjustment under this Section 6.1 shall become effective at the close of business on the date the dividend of shares, division or combination of shares, or other similar event becomes effective.

7.2              Adjustment for Other Distributions. In the event the Company at any time or from time to time makes, or files a record date for the determination of holders of Ordinary Shares entitled to receive any distribution payable in securities or assets of the Company other than Ordinary Shares, then and in each such event provision shall be made so that the holder of this Warrant, upon exercise of this Warrant at any time after the consummation, effective date or record date of such event, shall receive, in addition to the Warrant Shares issuable upon such exercise, the amount of securities or such other assets of the Company to which the holder of this Warrant would have been entitled (or a reasonable substitute therefor) upon such effective date or record date had the holder of this Warrant exercised this Warrant immediately prior thereto, subject to all other adjustment called for during such period hereunder and under the Restated Articles and provided that each share issued pursuant to exercise of this Warrant is issued for a consideration not less than the par value of such share.

7.3              Adjustment for Merger and Consolidation. If the Company is consolidated, merged or amalgamated with or into another person or entity, then and in each such event and in each such case, the holder of this Warrant, upon the exercise of this Warrant, at any time after the consummation of such event, shall be entitled to receive, in lieu of the shares or other securities and property receivable upon the exercise of this Warrant prior to such consummation, the shares or other securities or property to which the holder of this Warrant would have been entitled upon the consummation of such event had the holder of this Warrant exercised this Warrant immediately prior thereto (all subject to further adjustment as provided herein), and the successor or purchasing entity in such event (if other than the Company) shall duly execute and deliver to the holder of this Warrant a supplement hereto acknowledging such entity’s obligations under this Warrant; and, in any such case, appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holder of this Warrant to the extent that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the number of Warrant Shares the holder of this Warrant is entitled to purchase) shall thereafter be applicable, as nearly as possible, in relation to other securities or other property thereafter deliverable upon the exercise of this Warrant.

7.4              Notice of Adjustments. The Company shall promptly give the holder of this Warrant written notice of each adjustment or readjustment of the Exercise Price or the number of Warrant Shares or other securities issuable upon exercise of this Warrant. The notice shall describe the adjustment or readjustment and show in reasonable detail the facts on which the adjustment or readjustment is based.

8.	Payment of Fees and Expenses.

The Company and the Holder shall each pay its own costs of collection when incurred and other expenses related to the Warrant, including, without limitation, reasonable attorneys’ fees, costs and other expenses.

9.	Transfers of Warrant.

This Warrant and all rights hereunder are not transferable or assignable in whole or in part by the holder of this Warrant except to any of its affiliates, and such transferee shall become party, as a “Holder” hereunder. The transfer shall be recorded on the books of the Company upon the surrender of this Warrant, properly endorsed, to the Company at its principal offices. In the event of a partial transfer, the Company shall issue to the transferor and the transferee new Warrants of like tenor and date for the applicable number of Warrant Shares. Notwithstanding anything to the contrary in this Warrant, any transfer or assignment of this Warrant shall be prohibited if the proposed transferee or assignee is a competitor of the Company, or if the proposed transfer or assignment would or would be reasonably expected to contravene any applicable laws, rules or regulations.

10.	Loss or Mutilation.

Subject to the receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company, at the expense of the Holder, shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and amount.

11.	Successors and Assigns.

Subject to the terms hereunder, this Warrant shall be binding upon and inure to the benefit of the Company, the Holder and their successors and assigns.

12.	Amendments and Waivers.

Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

13.	Notices.

Any and all notices under this Warrant shall be given in writing, and shall be effective (a) on the fourth (4th) Business Day after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) on the first (1st) Business Day after being sent by express mail or commercial overnight delivery service providing a receipt for delivery, (c) on the date of hand delivery or (d) on the date actually received, if sent by any other method.

14.	Attorneys’ Fees.

If any action of law or equity is necessary to enforce or interpret the terms of this Warrant, the prevailing party shall be entitled to reimbursement of its reasonable attorneys’ fees, costs and disbursements in addition to any other relief to which it may be entitled.

15.	Governing Law.

This Warrant and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of Hong Kong, without regard to its conflict of laws rules.

16.	Dispute Resolution.

Any dispute, controversy or claim arising out of or relating to this Warrant, or the breach, termination or invalidity thereof shall be settled by arbitration in Hong Kong with the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the Hong Kong International Arbitration Centre Procedures for the Administration of International Arbitration in force at the time of arbitration. The arbitration shall be conducted in Hong Kong, and the language of the arbitration shall be English. For the arbitration tribunal, there shall be three (3) arbitrators. The claimant in the dispute shall choose one (1) arbitrator, and the respondent shall choose one (1) arbitrator. The appointment of the third arbitrator shall be agreed by the claimant and the respondent. If they fail to reach such an agreement within thirty (30) days after the appointment of the first member of the arbitration tribunal, the HKIAC shall appoint the third arbitrator. Judgment upon any award rendered in such arbitration will be final and binding upon the parties thereto and may be enforced in any court having jurisdiction thereof.

17.	No Presumption.

The parties acknowledge that any applicable law that would require interpretation of any claimed ambiguities in this Warrant against the party that drafted it has no application and is expressly waived. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of this Warrant, no presumption or burden of proof or persuasion will be implied because this Warrant was prepared by or at the request of any party or its counsel.

18.	Counterparts.

This Warrant may be executed in one or more counterparts, including counterparts transmitted by facsimile or e-mail, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of executed signature pages by facsimile or electronic transmission (via scanned PDF) by all parties will constitute effective and binding execution and delivery of this Warrant.

[SIGNATURES ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

Company

Aesthetic Medical International Holdings Group Limited

By:
Name:
Title:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

IN WITNESS WHEREOF, the parties have executed this Warrant as of the date first written above.

ACCEPTED AND AGREED BY:

Australia Wanda International Company Limited

By:
Name:
Title:

SIGNATURE PAGE TO WARRANT TO PURCHASE ORDINARY SHARES

EXHIBIT I

FORM OF NOTICE OF EXERCISE

To:          Aesthetic Medical International Holdings Group Limited

The undersigned hereby elects to purchase                  ordinary shares of Aesthetic Medical International Holdings Group Limited, pursuant to the terms of the attached Warrant (the “Warrant”).

The undersigned hereby represents and warrants that the undersigned is acquiring such shares for its own account for investment purposes only, and not for resale or with a view to distribution of such shares or any part thereof.

HOLDER:

By:

Address:

Date:

Name in which shares should be registered:

Exhibit I